Exhibit 99.8

Consent of Report of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-215777, 333-226663 and 333-236213 on Form S-8, 333-228593 on Form F-10, and 333-218032 on Form F-3 and to the use of our reports dated February 13, 2020 relating to the consolidated financial statements of Fortis Inc. and subsidiaries and the effectiveness of Fortis Inc.'s internal control over financial reporting appearing in this Annual Report on Form 40-F of Fortis Inc. for the year ended December 31, 2019.

/s/ Deloitte LLP
Chartered Professional Accountants

St. John’s, Canada
February 13, 2020